

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 13, 2009

<u>Via Facsimile (402-346-1148) and U.S. Mail</u>

Steven P. Amen, Esq.
Kutak Rock LLP
1650 Farnam Street
Omaha, NE 68102

> **Re: Siouxland Ethanol, LLC**
> **Schedule 13E-3 filed September 16, 2009**
> **File No. 005-85000**
> **Schedule 14A filed September 16, 2009**
> **File No. 000-52420**

Dear Mr. Amen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you are purporting to create three classes of securities out of what is currently a single class of units, for the purpose of taking the company private by causing the existing class of units to be held by less than 300 security holders of record and causing each "new" class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the Class A, Class B, and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange

Act of 1934. Also, please provide a formal opinion of counsel that your existing units and your newly authorized classes of units are separate classes of securities under Nebraska state law. Your response should also provide counsel's legal analysis as to why it is opining that your existing units and the newly authorized classes of units are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel.

2. We note the disclosure under Item 3 of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under Item 3 appears in the proxy and is incorporated by reference in the Schedule 13E-3.

Schedule 14A

3. We note that you state that the board believes that the reclassification is fair to all unit holders. Please revise throughout your document to consistently state the substantive and procedural fairness determination as to each group of *unaffiliated* unit holders, namely the unaffiliated Class A, Class B, and Class C unit holders. Refer to Item 1014 of Regulation M-A.

Questions and Answers…, page 2

How can I compare the rights of the Class A, Class B and Class C Units, page 5

Access to Information, page 7

4. Please revise to further describe the "certain information concerning the Company" that Class A and Class B members are entitled to access and copy.

Special Factors, page 15

Reasons for the Going Private Transaction, page 15

5. Please revise to state the reasons for undertaking the going private transaction at this particular time as opposed to another time in your operating history. Refer to Item 1013(c) of Regulation M-A.

6. We note that you estimate that you will save $260,000, including accounting, staff and printing costs. Since you will continue to provide audited financial statements which will generate some accounting, staff and printing costs, please

revise to disclose the incremental savings of no longer filing annual, quarterly and periodic reports as a public reporting company.

Background of the Reclassification, page 19

7. Please revise so that it is clear how the reclassification ratio and the rights and terms of the new units were determined.

8. Please revise to describe why a reverse stock split was considered costly.

Consideration of Alternative Transactions, page 26

9. Please revise to quantify the estimated costs of conducting a tender offer, stock repurchase or reverse stock split.

Fairness of the Going Private Transaction, page 27

Substantive Fairness, page 27

10. Please revise the sixth bullet to address the difficulty in acquiring additional units due to the transfer restrictions and the absence of a trading market.

11. Please revise to explain why the board was of the view that the effect on going concern or liquidation value would be difficult to quantify.

Procedural Fairness, page 31

12. Please refer to the third bullet under the discussion of positive factors. Please revise to clarify how the fact that other public ethanol companies engaged in substantially similar going private transactions supported the board's procedural fairness determination.

Form of Proxy Card

13. Please revise the proxy card to disclose whether the approval of any proposal is contingent on the approval of another proposal.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions